Mail Stop 0510
April 20, 2005

By U.S. mail and facsimile to (949)609-0594

Mr. Michael Davies
Chief Financial Officer, Reclamation Consulting and Applications,
Inc.
23832 Rockfield Blvd., Suite 275
Lake Forest, CA 92630

Re:	Reclamation Consulting and Applications, Inc.
      Form 10-KSB for the fiscal year ended June 30, 2004
      File No. 0-29881

Dear Mr. Davies:

We have reviewed your response to our letter dated March 2, 2005 and have the following comments. We ask that you respond by May 4, 2005.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


10-KSB for the Period Ended June 30, 2004

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Liquidity and Capital Resources

2. We note your response to prior comment 8 and appreciate the additional information you have provided. Please further explain your relationship with Canvasback Company Limited and the $650,000 operating line of credit that you secured prior to issuing your 2004
Annual Form 10-KSB. Please disclose more information about this financing source in your future filings.


Note 5-Property and Equipment

3. We reviewed your response to prior comment 11 and appreciate the
additional information you have provided. Please provide us additional information regarding your Form 8-K filed on November 15,
2004 stating you would be purchasing from North American Systems,
Inc
a 100% ownership interest in the equipment, machinery, operations systems and manuals located in West Valley, Utah. Please tell us how the sale of these assets pursuant to the agreement of August 1,
2003
and the purchase of these assets pursuant to the agreement of November 8, 2004 (if consummated) have been accounted for.

Note 14-Litigation

4. We note your response to prior comment 14 and appreciate the additional information provided. Please also tell us the amount of money paid by the Company in order to have these shares returned to
Treasury and settle the lawsuit and how that transaction is reflected in your statement of operations and statement of stockholders` deficit.

Controls and Procedures

5. We reviewed your response to prior comment 16 and note your disclosure that your "President and Chief Executive Officer and Chief
Financial Officer concluded that the Company`s disclosure controls and procedures are effective in providing reasonable assurance that information required to be disclosed by the Company in reports that it files under the Exchange Act is properly recorded, processed, summarized and reporting within the time period specified in the Commission`s rules and procedures." Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information, required to be disclosed in the reports that you file or submit under the Exchange
Act, is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. Refer to Exchange Act Rule 13a-15. Alternatively, your officers may conclude that the
Company`s disclosure controls and procedures are "effective" without defining disclosure controls and procedures.

Item 14-Principal Accountant Fees and Services

6. We note your response to prior comment 18 and appreciate the additional information you have provided. Please separately disclose the fees billed for professional services rendered by the principal accountant for each year indicated. Also, separately state fees which are not audit related and for those fees describe the services performed by the principal accountant.

Certifications-Exhibit 31.1 and 31.2

7. Please amend the certifications you included in your June 30,
2004
Form 10-KSB, September 30, 2004 Form 10-QSB and your December 31,
2004 Form 10-QSB to conform the language to Item 601 (31) of Regulation S-B.

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Mindy Hooker, Staff Accountant, at (202) 824-5459 or to the undersigned at (202) 824-5373.

Sincerely,


John Cash
Accounting Branch Chief
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Reclamation Consulting and Applications, Inc.
Form 10-KSB
Page 1


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE